Mail Stop 3561

								October 6, 2005

David Y. Chen, Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

      Re:	Shine Media Acquisition Corp.
		Registration Statement on Form S-1
		Amendment No. 1 filed September 20, 2005
      File No. 333-127093

Dear Mr. Chen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the registration statement involves warrant purchase agreements with officers and existing stockholders of the company who have agreed to purchase warrants in the open market within the first
30 days after separate trading of the warrants has commenced. It appears that the warrant purchase agreements are a bid or inducement during the restricted period and in violation of Regulation M. Please advise how the company will comply with Regulation M.
Note that the company may request exemptive relief from the Division of Market Regulation. If the company has any questions in regards to requesting exemptive relief, please contact the Trading Practices Group at (202) 551-5720.

2. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

3. Please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $54,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established in June of
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Shine Media Acquisition Corp. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

4. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Front Cover of Registration Statement

5. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.






6. We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants, The Representative`s Unit Purchase Option and the Warrants included in the Representative`s Units." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Prospectus Summary, page 1

7. We reissue our previous comment eight. We note the statements that "we intend to acquire ownership of one or more Chinese companies in the advertising industry through a foreign entity....Our
concurrent acquisition of a foreign entity with the requisite advertising experience." Please define "foreign" and explain why the entity must be "foreign." Any arrangements or understandings to make such an acquisition should be disclosed. Financial statements would be required pursuant to Regulation S-X, Item 3-05.

8. Please clearly define "initial business combination" in the context of control through "contractual arrangements." What arrangements would constitute "control?"

9. We note the disclosure that officers and directors have agreed to vote their shares "in accordance with the majority." Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public stockholder vote? Does it mean something else?

Risk Factors, page 9

10. The ninth risk factor does not appear to represent a material risk under the circumstances since officers and directors and their affiliates will own only 16% of the outstanding shares after the offering.

11. The 11th risk factor appears irrelevant in view of counsel`s response to prior comment 9.






Use of Proceeds, page 25

12. We note the statement on page 27 that "[t]o the extent that out-of-pocket expenses exceed the available proceeds not deposited in the trust fund, such expenses would not be reimbursed by us unless we consummate a business combination." Please clearly indicate that if a business combination is not consummated, all of the funds held in trust would be returned to investors without any deductions.

Certain Transactions, page 57

13. Please identify the promoters.  See Item 404(d) of Regulation
S-
K.

Underwriting, page 64

14. We reissue our previous comment 29. We note the reference to "initial offering price" on page 65. Please clarify the reason for this statement or delete the word "initial."

Part II

Item 16.  Exhibits

15. We note that the opinion and consent of counsel remain to be filed by amendment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990
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David Y. Chen
Shine Media Acquisition Corp.
October 6, 2005
Page 1